SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*

                               Mesa Royalty Trust
                                (Name of Issuer)

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                    590660106
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 643,716 units, which constitutes approximately 34.5% of the total number of units outstanding. All ownership percentages set forth herein assume that there are 1,863,590 units outstanding.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

                  Alpine Capital, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

                  WC
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

                  Texas
--------------------------------------------------------------------------------
                        7.      Sole Voting Power: 643,716 (1)
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power: -0-
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power: 643,716 (1)
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  643,716
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

                  34.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

                  PN
--------------------------------------------------------------------------------
------------------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

                  Robert W. Bruce III
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

                  Not Applicable
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

                  USA
--------------------------------------------------------------------------------
                        7.      Sole Voting Power: -0-
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power: 643,716 (1)
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power: -0-
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power: 643,716 (1)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  643,716 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

                  34.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

                  IN
--------------------------------------------------------------------------------
------------------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

                  Algenpar, Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

                  Not Applicable
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

                  Texas
--------------------------------------------------------------------------------
                        7.      Sole Voting Power: -0-
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power: 643,716 (1)(2)
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power: -0-
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power: 643,716 (1)(2)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  643,716 (2)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

                  34.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

                  CO
--------------------------------------------------------------------------------
------------------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

--------------------------------------------------------------------------------
1.       Name of Reporting Person:

                  J. Taylor Crandall
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:      (a)     [_]

                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds:

                  Not Applicable
--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:

                  Texas
--------------------------------------------------------------------------------
                        7.      Sole Voting Power: -0-
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power: 643,716 (1)
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power: -0-
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power: 643,716 (1)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  643,716 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):

                  34.5%
--------------------------------------------------------------------------------
14.      Type of Reporting Person:

                  IN
--------------------------------------------------------------------------------
------------------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 25, 1993, as amended by Amendment No. 1 dated February 24, 1994, Amendment No. 2 dated August 30, 1994, Amendment No. 3 dated August 10, 1995, Amendment No. 4 dated November 10, 1995, Amendment No. 5 dated December 15, 1995, Amendment No. 6 dated January 8, 1996, Amendment No. 7 dated February 22, 1996, Amendment No. 8 dated May 15, 1996, Amendment No. 9 dated July 19, 1996 Amendment No. 10 dated October 22, 1998, Amendment No. 11 dated November 9, 1998, Amendment No. 12 dated March 22, 1999, Amendment No. 13 dated June 16, 1999, Amendment No. 14 dated July 29, 1999, Amendment No. 15 dated February 2, 2000, Amendment No. 16 dated March 28, 2001, Amendment No. 17 dated April 23, 2001, Amendment No. 18 dated May 1, 2001, Amendment No. 19 dated September 27, 2001, Amendment No. 20 dated January 30, 2002, Amendment No. 21 dated February 18, 2003, Amendment No. 22 dated August 19, 2003 and Amendment No. 23 dated October 30, 2003 (as amended, the "Schedule 13D"), relating to the Units of Beneficial Interest (the "Units") of Mesa Royalty Trust (the "Issuer").

Item 1.  SECURITY AND ISSUER.

No material change.

Item 2.  IDENTITY AND BACKGROUND.

No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended in its entirety as follows:

The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON        SOURCE OF FUNDS         AMOUNT OF FUNDS
----------------        ---------------         ---------------

Alpine                  Working Capital (1)     $31,487,017.16 (2)
Bruce                   Not Applicable          Not Applicable
Algenpar                Not Applicable          Not Applicable
Crandall                Not Applicable          Not Applicable

(1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as

"Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

(2) This figure represents the total amount expended by Alpine for all purchases of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in the Stock. Alpine's net investment in the Stock is $24,538,593.31.

Item 4.  PURPOSE OF TRANSACTION.

No material change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

ALPINE

The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 643,716, which constitutes approximately 34.5% of the outstanding Units.

BRUCE

Because of his position as one of two general partners of Alpine, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 643,716 Units, which constitutes approximately 34.5% of the outstanding Units.

ALGENPAR

Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 643,716 Units, which constitutes approximately 34.5% of the outstanding Units.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 643,716 Units, which constitutes approximately 34.5% of the outstanding Units.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

(b)

ALPINE

Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 643,716 Units.

BRUCE

As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 643,716 Units.

ALGENPAR

As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 643,716 Units.

CRANDALL

As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 643,716 Units.

(c) During the past 60 days, Alpine has sold Units in open market transactions on the New York Stock Exchange as follows:

REPORTING PERSON       DATE           NO. OF UNITS SOLD          PRICE PER UNIT
----------------       ----           -----------------          --------------

Alpine                 12/03/03                200               55.00
Alpine                 12/05/03                500               55.45
Alpine                 12/08/03                500               55.50
Alpine                 12/09/03              1,300               55.70
Alpine                 12/10/03              3,300               56.12
Alpine                 12/18/03              1,300               55.55
Alpine                 12/22/03                900               55.45
Alpine                 01/07/04              1,000               55.95
Alpine                 01/26/04                600               58.49
Alpine                 01/27/04              3,000               58.70


Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

(e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 29, 2004

                                   ALPINE CAPITAL, L.P.

                                   By:  /s/ Robert W. Bruce III
                                        ---------------------------------------
                                        Robert W. Bruce III,
                                        Manager


                                   /s/ Robert W. Bruce III
                                   --------------------------------------------
                                   ROBERT W. BRUCE III


                                   ALGENPAR, INC.

                                   By:  /s/ Kevin G. Levy
                                        ---------------------------------------
                                        Kevin G. Levy,
                                        Vice President


                                   /s/ Kevin G. Levy
                                   --------------------------------------------
                                   KEVIN G. LEVY
                                   Attorney-in-Fact for:
                                   J. TAYLOR CRANDALL (1)

(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

99.1              Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.